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                              February 20, 2024

       Kevin Cox
       Chief Executive Officer
       Energys Group Limited
       Franklyn House, Daux Road
       Billingshurst, West Sussex
       RH149SJ
       United Kingdom

                                                        Re: Energys Group
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed February 6,
2024
                                                            File No. 333-275956

       Dear Kevin Cox:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed February 6, 2024

       Cover Page

   1. We note the disclosure that your offering of common shares will be at an "assumed"
                                                        public offering price.
Please tell us whether you plan to amend prior to effectiveness to include the final
offering price as opposed to an "assumed" offering price.
       Primary Offering Prospectus, page 1

   2.                                                   Please revise
throughout to clearly disclose the selling shareholder offering that will occur following the IPO and
listing on the Nasdaq Capital Market. Add risk factor disclosure regarding the impact
the selling shareholder offering may have upon the market price. In addition, please
reconcile the statement on page 120 that "any shares sold by the Selling
 Kevin Cox
Energys Group Limited
February 20, 2024
Page 2
      Shareholders until our Ordinary Shares are listed or quoted on an established public trading market will take place at $5.00 per share" with the disclosure on the selling shareholder prospectus cover page that "no sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the
      Nasdaq Capital Market."
Exhibits

3. We note the addition of the amount of securities and offering price to the cover page. Please revise the exhibits fee table.
Alternate Page for Resale Prospectus
The Selling Shareholders, page Alt-4

4. We note that the shares being registered for resale were recently purchased in the private transfers disclosed on page 2. Please revise to disclose the price at which such shares were purchased by the selling shareholders. Please also clarify the nature of any position, office, or other material relationship which the selling shareholder has had within the past three years with the registrant or any of its predecessors or affiliates, including the party from whom the shares were purchased.
       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameKevin Cox
                                                             Division of
Corporation Finance
Comapany NameEnergys Group Limited
                                                             Office of Real
Estate & Construction
February 20, 2024 Page 2
cc:       Celia Velletri
FirstName LastName